UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Stewart Information Services Corporation
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

860372101
(CUSIP Number)

BEN BRESNAHAN
FOUNDATION ASSET MANAGEMENT, LLC
81 Main Street, Suite 306
White Plains, NY 10601
(914) 574-2923

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ONSHORE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 751,292
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 751,292
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION OFFSHORE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747,443
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 747,443
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747,443
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 747,443
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 751,292
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 751,292
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,498,735
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,498,735
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,498,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON DAVID CHARNEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,498,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,498,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,498,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON SKY WILBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,498,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,498,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,498,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,159
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 205,159
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,820
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 123,820
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 328,979
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 328,979
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 328,979
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 328,979
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 328,979
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 328,979
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Engine Capital, Engine Jet, Engine Management, Engine Investments and Mr. Ajdler are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6..

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Onshore Fund and the Offshore Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 751,292 Shares beneficially owned by the Onshore Fund is approximately $20,299,117, including brokerage commissions. The aggregate purchase price of the 747,443 Shares beneficially owned by the Offshore Master Fund is approximately $20,924,378, including brokerage commissions.

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 205,159 Shares beneficially owned by Engine Capital is approximately $6,770,698, including brokerage commissions. The aggregate purchase price of the 123,820 Shares beneficially owned by Engine Jet is approximately $4,070,154, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Foundation Asset Management and Engine Capital are pleased to have worked constructively with management (in particular CEO Matt Morris) and the board of directors of the Issuer (the “Board”) in reaching an Agreement (as described and defined below) in connection with the Issuer’s recently announced value creation strategies. In particular, Foundation Asset Management and Engine Capital believe that the Issuer’s announced $25 million cost savings initiative and the $70 million stock repurchase should significantly improve the Issuer’s financial performance and lead to shareholder value creation over the next couple of years. The Reporting Persons believe that the improvement in shareholder communication with the initiation of quarterly earning calls, the review of the compensation structure in order to further align performance incentives with per share metrics, the addition of two new independent directors and the establishment of an advisory committee of the Board to oversee the cost savings initiatives are additional steps that the Issuer is taking to realize its full potential.

On February 12, 2014, entities led by Foundation Asset Management and Engine Capital (collectively, the “Shareholders”) entered into a nomination and standstill agreement with the Issuer (the “Agreement”).  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed: (i) to nominate Arnaud Ajdler and Glenn Christenson (collectively, the “New Independent Directors”, and each a party to the Agreement) for election to the Board at the Issuer’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”); (ii) to use the same solicitation efforts on behalf of the New Independent Directors as for all nominees recommended by the Board for election at the 2014 Annual Meeting; (iii) to hold the 2014 Annual Meeting prior to May 30, 2014; and (iv) to permit the New Independent Directors to observe each meeting of the Board and its committees as non-voting observers from the date of the Agreement until the 2014 Annual Meeting, and subject to their execution of a confidentiality agreement, to provide the New Independent Directors with copies of all documents, materials and information furnished to the Board and its Committees.

CUSIP NO. 860372101

The Issuer further agreed that immediately following the 2014 Annual Meeting, the Board will form an Advisory Committee to oversee the Issuer’s cost-reduction initiatives and review the Issuer’s operations to determine if additional cost reductions are obtainable, which shall consist of Thomas Apel, one New Independent Director chosen by the Board and one additional director chosen by the Board.  The Agreement further provides that the Advisory Committee will hire a consultant to review the Issuer’s cost structure and to make recommendations on any additional cost-cutting initiatives.  In addition, the Issuer agreed that effective as of the first Board meeting following the 2014 Annual Meeting, but in any event, no later than five (5) business days following the 2014 Annual Meeting, the Board will appoint at least one of the New Independent Directors to serve as a member of each of the then-existing Board committees and generally any new committee of the Board created prior to the 2015 annual meeting of stockholders (the “2015 Annual Meeting”).

Pursuant to the Agreement, the Issuer agreed to host public earnings calls commencing with the first quarter earnings call of 2014 and to cause the Compensation Committee to review the incentive portions of the Issuer’s senior executives’ compensation structure to further align such executives’ performance with per share metrics.

The Issuer also agreed that if either of the New Independent Directors is unable to serve as a director, resigns as a director or is removed as a director prior to the 2015 Annual Meeting and at such time the Shareholders beneficially own in the aggregate at least the lesser of 4.0% of the Issuer’s then outstanding common stock and 857,922 shares of common stock (subject to adjustment for stock splits, reclassifications and similar adjustments), Foundation Asset Management shall have the ability to recommend a substitute person(s), subject to certain requirements of independence and approval of the Issuer’s Governance Committee.

Pursuant to the terms of the Agreement, the Shareholders agreed not to, among other things, solicit proxies regarding any matter to come before the 2014 Annual Meeting, including for the election of directors, or enter into a voting agreement or any group with other shareholders with respect to the solicitation of proxies. The Shareholders also agreed to vote their shares in accordance with the Board’s recommendation with respect to nominees to the Board and other matters presented to shareholders, provided that each of the Shareholders will be permitted to vote in accordance with any recommendation by Institutional Shareholder Services, Inc. (“ISS”) “against” a proposal other than the election of directors if, after discussions with the Issuer in good faith, the Shareholder decides to follow the ISS recommendation.  In addition, the Agreement provides that at no time will the Foundation Group (as defined therein) or the Engine Group (as defined therein) individually beneficially own in excess of 9.99%, or collectively with any Shareholder affiliates beneficially own in excess of 14.99%, of the issued and outstanding voting securities of the Issuer.

The terms of the Agreement remain in effect until the earliest of: (i) the Issuer’s material breach of its obligations under the Agreement, if not cured within ten (10) days, (ii) the date that is ten (10) business days prior to the expiration of the earlier of the Issuer’s advance notice deadline for the nomination of directors or advance notice deadline for the submission of proposals at the 2015 Annual Meeting or (iii) such other date as established by mutual written agreement of the Issuer and the Shareholders.  If the Issuer provides notice of intent to nominate the New Independent Directors for election at the 2015 Annual Meeting, then upon the Shareholders’ consent, the Agreement will be extended until ten (10) business days prior to the advance notice deadline for nominations of directors at the Issuer’s 2016 annual meeting of stockholders.

On February 13, 2014, the Issuer issued a mutually agreeable press release to announce that the Reporting Persons and the Issuer have reached a settlement and entered into the Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,448,038 Shares outstanding as of November 1, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP NO. 860372101

As of the close of business on February 13, 2014, the Onshore Fund beneficially owned 751,292 Shares, constituting approximately 3.5% of the Shares outstanding.  Foundation GP, as the general partner of the Onshore Fund, may be deemed to be the beneficial owner of the 751,292 Shares owned by the Onshore Fund, constituting approximately 3.5% of the Shares outstanding. As of the close of business on February 13, 2014, the Offshore Master Fund beneficially owned 747,443 Shares, constituting approximately 3.5% of the Shares outstanding. The Offshore Fund, as a feeder fund for the Offshore Master Fund may be deemed to be the beneficial owner of the 747,443 Shares owned by the Offshore Master Fund, constituting approximately 3.5% of the Shares outstanding.  Foundation LLC, as the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund, may be deemed to be the beneficial owner of the 1,498,735 Shares owned in the aggregate by the Onshore Fund and the Offshore Master Fund, constituting approximately 7.0% of the Shares outstanding.  Each of Messrs. Charney and Wilber, as the managing members of Foundation GP and Foundation LLC, may be deemed to be the beneficial owners of the 1,498,735 Shares owned in the aggregate by the Offshore Master Fund and the Onshore Fund, constituting approximately 7.0% of the Shares outstanding.

As of the close of business on February 13, 2014, Engine Capital beneficially owned 205,159 Shares, constituting less than 1% of the Shares outstanding. As of the close of business on February 13, 2014, Engine Jet beneficially owned 123,820 Shares, constituting less than 1% of the Shares outstanding.  Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to be the beneficial owner of the 328,979 Shares owned in the aggregate by Engine Capital and Engine Jet, constituting approximately 1.5% of the Shares outstanding.  Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to be the beneficial owner of the 328,979 Shares owned in the aggregate by Engine Capital and Engine Jet, constituting approximately 1.5% of the Shares outstanding.  Mr. Ajdler, as the managing member of Engine Investments, may be deemed to be the beneficial owner of the 328,979 Shares owned in the aggregate by Engine Capital and Engine Jet, constituting approximately 1.5% of the Shares outstanding.

(b)           By virtue of their respective positions with the Onshore Fund, each of Foundation GP and Foundation LLC may be deemed to have sole power to vote and dispose of the Shares reported owned by the Onshore Fund.  By virtue of their respective positions with Foundation GP and Foundation LLC, each of Messrs. Charney and Wilber may be deemed to have shared power to vote and dispose of the Shares reported owned by the Onshore Fund.

By virtue of their respective positions with the Offshore Master Fund, each of the Offshore Fund and Foundation LLC may be deemed to have sole power to vote and dispose of the Shares reported owned by the Offshore Master Fund.  By virtue of their respective positions with Foundation LLC, each of Messrs. Charney and Wilber may be deemed to have shared power to vote and dispose of the Shares reported owned by Offshore Master Fund.

By virtue of their respective positions with Engine Capital, each of Engine Management and Engine Investments, may be deemed to have sole power to vote and dispose of the Shares reported owned by Engine Capital.  By virtue of his respective position with Engine Investment, Mr. Ajdler may be deemed to have sole power to vote and dispose of the Shares reported owned by Engine Capital.

By virtue of their respective positions with Engine Jet, each of Engine Management and Engine Investments, may be deemed to have sole power to vote and dispose of the Shares reported owned by Engine Jet.  By virtue of his respective position with Engine Investment, Mr. Ajdler may be deemed to have sole power to vote and dispose of the Shares reported owned by Engine Jet.

An aggregate of 1,827,714 Shares, constituting approximately 8.5% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D.

CUSIP NO. 860372101

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule A.

(d)           The limited partners of (or investors in) each of the private investment funds for which Foundation GP serves as general partner and/or Foundation LLC serves as an investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 12, 2014, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On February 14, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Nomination and Standstill Agreement, by and among Foundation Offshore Master Fund, Ltd., Foundation Onshore Fund, L.P., Foundation Offshore Fund, Ltd., Foundation Asset Management GP, LLC, Foundation Asset Management, LLC, David Charney, Sky Wilber, Engine Capital, L.P., Engine Jet Capital, L.P., Engine Investments, LLC, Engine Capital Management, LLC, Arnaud Ajdler, Glenn Christenson and the Issuer, dated February 12, 2014.

99.2
Joint Filing Agreement by and among Foundation Offshore Master Fund, Ltd., Foundation Onshore Fund, L.P., Foundation Offshore Fund, Ltd., Foundation Asset Management GP, LLC, Foundation Asset Management, LLC, David Charney and Sky Wilber, dated February 14, 2014.

CUSIP NO. 860372101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

Foundation Offshore Master Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Onshore Fund, L.P.

By:	Foundation Asset Management GP, LLC General Partner

/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Offshore Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Asset Management GP, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Asset Management, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

CUSIP NO. 860372101

/s/ David Charney
DAVID CHARNEY

/s/ Sky Wilber
SKY WILBER

Engine Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	Engine Investments, LLC General Partner of Engine Capital, L.P. and Engine Jet Capital, L.P.

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

CUSIP NO. 860372101

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase

Foundation Onshore Fund, L.P.

821	32.8442	01/30/2014
(24,607)	32.8543	01/30/2014
5,199	32.4732	01/31/2014

Foundation Offshore Master Fund, Ltd.

48,279	32.8442	01/30/2014
(24,493)	32.8543	01/30/2014
4,801	32.4732	01/31/2014

Engine Jet Capital, L.P.

85,000	32.8100	01/30/2014